NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	November 27, 2013
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

BONHAM PRODUCTION FACILITY

Vancouver, British Columbia and Lisle, Illinois, – The Company reports that it is commencing construction of its new production facility at 1526 Texas Avenue, Bonham, Texas 75418 in December 2013.

On December 3, 2013 the Company will host an official ground breaking ceremony with the mayor of Bonham, government officials, business leaders, local media and company representatives scheduled to attend. Kelso is a proud member of the Bonham business community where we enjoy close proximity to our customers; qualified suppliers; capable human resources; and government support.

The building will be approximately 44,000 square feet when completed in mid 2014. The facility will cost approximately US$2,400,000 which the Company will fund through its internal capital resources. No external funding is required. The Company should remain free of long term interest bearing debt and our assets will be unencumbered.

The new facility has been designed for large volume production of multiple product lines for OEM and retrofit markets. Forty thousand square feet will be dedicated to production operations and 4,000 square feet will be used for production engineering and business administration. The building can be expanded to 100,000 square feet at the same location should business growth exceed management’s expectations.

Along with its successful line of pressure relief valves the Company is bringing its Kelso Klincher® Manway into production in 2014 followed by its new proprietary bottom outlet valve. Management believes that its growing product catalogue can deliver multi-million dollar revenue streams and expansion of production capability is a key investment in the execution of this ambition.

The Company also reports that effective December 13, 2013 headquarters in the United States will be domiciled in its new leased offices located at 2777 Finley Road, Suite 15, Downers Grove, IL 60515.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company can fund the construction of the new building from current capital resources; the Company should remain free of long term interest bearing debt and our assets will be unencumbered; and the Company is bringing its Kelso Klincher® Manway into production in 2014 followed by its new proprietary bottom outlet valve; and that management believes that its growing product catalogue can deliver multi-million dollar revenue streams and production capability is a key investment in the execution of this ambition. The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; delivery of orders may be rescheduled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems. Further, we are reliant on certain key employees who may leave the Company and we may be unable to protect or defend our intellectual property. Investors are cautioned against placing undue reliance on forward-looking statements. We assume no responsibility to update these forward looking statements except to the extent required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com